

August 25, 2011

Via E-mail
Mr. Delong Zhou
Chief Financial Officer
China Industrial Steel Inc.
110 Wall Street, 11th Floor
New York, NY 10005

> **Re:**   **China Industrial Steel Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-172135**

Dear Mr. Zhou:

We have reviewed your registration statement and have the following comments.

General

1. Please provide updated financial statements and disclosures as required by Rule 3-12 of Regulation S-X.

Management's Discussion and Analysis . . . , page 26

2. We note your response to comment one of our letter dated July 18, 2011; however, it continues to appear to us that certain disclosures in the second sentence of the third paragraph on page 26 include language related to accounting literature that has been superseded. If accurate, please revise your disclosure that the entrusted agreements "obligates CIS to absorb a majority of the expected losses from Hongri's activities and enable CIS to receive a majority of its expected residual returns" to comply with paragraph b of ASC 810-10-05-8A. This comment is also applicable to disclosures on pages 43, F-6, F-11, and F-33.

3. We note that you appear to have revised your prospectus to eliminate your contractual obligations disclosure. Please amend your registration statement to include the table required by Item 303(a)(5) of Regulation S-K, or tell us why you believe you can appropriately omit this information.

Liquidity and Capital Resources, page 35

4. We note your response to comment four of our letter dated July 18, 2011. Please address the following:

    •   Correct or clarify how you determined the amount of restricted net assets that cannot be transferred to the US parent company as disclosed in MD&A, particularly in light of the disclosure on page F-24; and

    •   Address the potential impact to you if the related parties are unwilling to allow reduced payments under the related party loans.

Consolidated Financial Statements

22. Subsequent Event, page F-27

5. Since you are an initial filer, please disclose the date through which subsequent events have been evaluated as required by ASC 855-10-50-1.

16. Stockholders' Equity, page F-46

6. We note your response to comment eight of our letter dated July 18, 2011. As previously requested, please revise your accounting policy on pages F-9 and F-36 to also disclose that the functional currency of the parent company is the US dollar, as noted in your response.

Recent Sales of Unregistered Securities, page 87

7. We note your response to comment 10 of our letter dated July 18, 2011. Please clarify whether only Friedland paid a higher price for its shares or whether additional shareholders paid a higher price as well. Your response appears to be inconsistent insofar as it refers to both Friedland individually and shareholders collectively. In addition, please tell us whether you notified the shareholder or shareholders that paid the higher price that they were in fact paying a higher price. We understand from your response that you viewed the price difference as being immaterial. Your response does not address, however, whether you communicated anything about the price difference to the purchasers.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Via E-mail
        Jennifer Ahn, Esq.
        Sichenzia Ross Friedman Ference LLP